03 OCT 21 AM 7:21

# LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

October 20, 2003

03032831

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

**Press release dated October 20, 2003**

- **Legacy Hotels Real Estate Investment Trust Reports Third Quarter 2003 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 10/27

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File Number: 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

**For immediate release**

# LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS THIRD QUARTER 2003 RESULTS

**TORONTO, October 20, 2003** - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and nine months ended September 30, 2003. All amounts are in Canadian dollars unless otherwise indicated.

"As previously expected, severe acute respiratory syndrome ("SARS") had a continued impact on performance in the third quarter, which is historically our busiest period. Reduced travel demand in Canada coupled with the large group cancellations made at the height of the SARS concerns led to the decline in third quarter operating results," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "We are encouraged however, by improving demand trends throughout the quarter and anticipate ongoing improvement through the balance of the year. Based on recent trends, we expect a considerable recovery in earnings in 2004."

Legacy recently announced refinancing commitments for its unsecured debentures [see Trust Developments]. While significantly extending its debt maturities, this refinancing also provides Legacy with access to a stable long-term form of capital and further supports the value and long-term potential of its assets.

"Following our agreement to acquire The Fairmont Olympic Hotel, Seattle in November 2002, we were pleased to proceed with the closing of this transaction in August 2003. This is Legacy's second U.S. asset along with The Fairmont Washington, D.C., which was acquired late in 2002. We believe our entrance into the U.S. market at this point in the lodging cycle will provide us with considerable earnings growth going forward, while further diversifying Legacy's revenues and clientele. The Seattle acquisition is expected to make a positive contribution to distributable income per unit in 2003," said Mr. Labatte.

"We recognize the importance of regular distributions to our unitholders. Although we are encouraged by early signs of a recovery in the travel industry and improving trends for our portfolio, our current earnings continue to be below historical levels. As a result, our Board of Trustees felt it was prudent not to make a third quarter distribution," commented Mr. Labatte. "Legacy's objective is to pay stable and growing distributions to its unitholders. Our intention is to resume an appropriate distribution level as soon as operating performance permits."

## Three Months Ended September 30, 2003

Legacy's third quarter revenues declined $5.1 million or 2.6% to $189.0 million. Lower travel volumes persisted in most Canadian cities as a result of cancellations made earlier in the year and ongoing consumer concerns over SARS. Reduced U.S. and international travel to Canada had a considerable impact in certain markets, most notably in Quebec City and Toronto. Fairmont Le Château Frontenac, which typically caters to a large U.S. and international guest base in the summer months, experienced revenue declines of approximately 30% during the quarter. Despite improving demand trends throughout the quarter, revenues at our three Toronto hotels remained about 25% below the prior year. The two U.S. acquisitions completed in late 2002 and August 2003 contributed $18.4 million in revenues during the

third quarter. Legacy's properties in smaller markets, including Edmonton, Winnipeg and the Atlantic region, continue to perform relatively well given their greater reliance on domestic demand.

Hotel EBITDA[1] declined to $48.2 million from $61.2 million in 2002 due to the weak performance in the Quebec City and Toronto markets. The impact of lower revenues on hotel EBITDA is pronounced, especially as it relates to rate declines, given the fixed nature of operating costs at lower occupancy levels and Legacy's desire to maintain luxury and first-class service levels. Margins were also impacted by higher property taxes compared to the prior period.

Third quarter net income of $17.5 million compared to $37.5 million in 2002. Basic and diluted net income per unit was $0.14 compared to basic net income per unit of $0.40 and diluted net income per unit of $0.37 in 2002. This decrease reflects the lower hotel EBITDA coupled with increased financing and amortization costs related to recent hotel acquisitions. Distributable income[2] per unit for the period was $0.18 per unit compared to $0.45 per unit in the prior period.

Revenue per available room ("RevPAR")3 for the comparable portfolio decreased 15.1% to $123.71 for the third quarter. RevPAR was impacted by declines in both occupancy and average daily rate ("ADR") of 7.5 points and 6.1%, respectively. While relative performance improved from the prior quarter, SARS continued to impact operating results throughout the portfolio. This softness in travel demand has led to pricing pressures in several markets in an attempt to stimulate business. Including recently acquired properties, RevPAR was $127.13 during the quarter due to higher ADR generated at our U.S. properties.

At the comparable Fairmont managed properties, RevPAR was down 17.3% to $141.65 due to a combination of a decrease in occupancy of 8.1 points and a 7.8% ADR decline. At The Fairmont Royal York, RevPAR remained approximately 30% below historical levels as a result of both occupancy and rate declines. RevPAR at Fairmont Le Château Frontenac also fell approximately 30% during the quarter, primarily driven by occupancy declines due to lower U.S. and international demand. Including recently acquired properties, RevPAR at the Fairmont managed properties was $144.19 during the quarter due to higher ADR generated at our U.S. properties.

At the Delta managed properties, RevPAR of $94.50 was down 9.2% due to a combination of a 6.6 point decrease in occupancy and a modest decline in ADR. Legacy's two Delta properties in Toronto had RevPAR declines of approximately 20%. Overall, Legacy's Delta properties continue to outperform the Fairmont portfolio given Delta's larger component of domestic travellers.

**Nine months ended September 30, 2003**

Revenues decreased $2.2 million or 0.5% to $485.1 million for the nine months ended September 30, 2003. The decrease is reflective of reduced travel volumes in most major Canadian cities, most notably in Toronto during the second and third quarters and Quebec City during the third quarter. The inclusion of the recent acquisitions contributed $59.4 million in revenues during the nine months ended September 30, 2003 compared to $5.8 million in the prior period. Hotel EBITDA decreased 25.9% to $87.8 million as compared to $118.5 million in the prior period.

Net income was $0.8 million compared to $47.5 million in 2002. The decrease is a result of weaker operating performance, most notably in the second and third quarters of 2003. The basic and diluted net loss per unit was $0.09 compared to basic and diluted net income per unit of $0.47 in the prior period. The net loss on a per unit basis results from the deduction from net income of the distributions on the unsecured subordinated convertible debenture.

For the nine months ended September 30, 2003, RevPAR for the comparable portfolio decreased 13.8% to $102.03. RevPAR was impacted by declines in both occupancy and ADR of 7.2 points and 3.9%, respectively. Including recently acquired properties, RevPAR for the portfolio was $106.36 during the period.

At the Fairmont comparable properties, RevPAR was $112.80, representing a decrease of 16.6% compared to the prior period. RevPAR was impacted by weak second and third quarter performance throughout most major Canadian cities, most notably at The Fairmont Royal York and Fairmont Le Château Frontenac, given the concerns relating to SARS. Renovation disruptions at Fairmont The Queen Elizabeth also negatively impacted RevPAR prior to its completion late in the second quarter. Including recently acquired properties, RevPAR at the Fairmont managed properties was $118.12 during the period. At the Delta properties, RevPAR of $84.49 was down 6.7%. The decline is primarily attributable to lower second and third quarter RevPAR performance at Legacy's two Delta managed properties in Toronto.

**Trust Developments**
On October 17, 2003, Legacy announced its intention to enter into seven mortgage financings with a major Canadian financial institution for gross proceeds aggregating approximately $335 million. The terms of the mortgages vary from three to ten years. Approximately $312 million of the mortgage commitments will be used to repay the maturing face amounts of Legacy's Series 2A and 3 debentures, and to call for redemption the Series 1C, 1D and 2B debentures, all on December 15, 2003. The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. Based on current interest rates, Legacy expects the call premium to approximate $10 million. The one-time charge associated with the call premium will be fully expensed in the fourth quarter. Interest costs in 2004 are expected to increase approximately $1.4 million as a result of this transaction. Please refer to Legacy's press release dated October 17, 2003 for further details regarding this proposed refinancing.

On August 1, 2003, Legacy completed the acquisition of the Olympic Hotel, a 450-room, AAA Five Diamond hotel located in Seattle. Legacy has entered into an agreement with Fairmont for a long-term management contract and Fairmont has agreed to make a payment to Legacy to acquire this contract. The purchase price for The Fairmont Olympic Hotel, Seattle, including closing costs, was approximately Cdn$144 million and was financed through the assumption of an existing first mortgage of approximately US$44 million (Cdn$61 million) and available credit facilities.

Capital expenditures during the quarter totalled $14.3 million. Profit-enhancing projects underway during the third quarter included the following:

- The completion of Fairmont Gold at The Fairmont Washington, D.C. as well as renovations to the final floor of guestrooms.
- The refurbishment of guestrooms, suites and corridors at Delta Ottawa Hotel & Suites.

In 2003, Legacy expects to invest a total of approximately $70 million in its properties. Following the completion of several significant capital projects over the past three years, Legacy anticipates investing approximately $35-$40 million in its properties in 2004. Attractive returns on the capital invested are expected once the properties realize the full benefit of these improvements, which typically occurs two to three years after completion.

**Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416.695.5806 or 1.800.273.9672 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on October 20, 2003 through to October 27, 2003. To access the recording please dial 416.695.5800 or 1.800.408.3053 and use the reservation number 1481063.**

**A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.**

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| RevPAR [3] | $ 123.71 | $ 145.72 | $ 102.03 | $ 118.31 |
| ADR [3] | $ 174.74 | $ 186.04 | $ 160.89 | $ 167.48 |
| Occupancy [3] | 70.8% | 78.3% | 63.4% | 70.6% |
| RevPAR – Fairmont Regional | | | | |
| British Columbia | $ 188.42 | $ 205.42 | $ 132.95 | $ 148.05 |
| Alberta | 119.59 | 125.70 | 103.33 | 109.44 |
| Saskatchewan and Manitoba | 82.46 | 78.46 | 76.44 | 78.50 |
| Ontario | 110.15 | 146.83 | 100.42 | 134.31 |
| Quebec | 153.01 | 201.78 | 118.61 | 145.76 |
| Total | $ 141.65 | $ 171.26 | $ 112.80 | $ 135.32 |
| RevPAR – Delta Regional | | | | |
| Alberta | $ 88.79 | $ 99.89 | $ 85.85 | $ 98.62 |
| Saskatchewan and Manitoba | 73.61 | 69.41 | 71.50 | 70.64 |
| Ontario | 74.92 | 95.63 | 75.38 | 91.21 |
| Quebec | 106.00 | 121.69 | 98.96 | 104.04 |
| Maritimes | 119.85 | 122.19 | 90.73 | 90.25 |
| Total | $ 94.50 | $ 104.06 | $ 84.49 | $ 90.56 |

In thousands of Canadian dollars (except per unit amounts)

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Revenues | $ 189,041 | $ 194,147 | $ 485,084 | $ 487,295 |
| Hotel EBITDA[1] | 48,193 | 61,225 | 87,811 | 118,526 |
| Net income | 17,484 | 37,460 | 780 | 47,457 |
| Distributable income [2] | 18,863 | 38,047 | 9,748 | 48,964 |
| Net income (loss) per unit | 0.14 | 0.40 | (0.09) | 0.47 |
| Diluted net income (loss) per unit | 0.14 | 0.37 | (0.09) | 0.47 |
| Distributable income per unit | 0.18 | 0.45 | 0.09 | 0.58 |
| Diluted distributable income per unit | 0.18 | 0.40 | 0.09 | 0.56 |
| Distributions declared per unit | 0.00 | 0.185 | 0.185 | 0.555 |

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculations used by other entities.
2. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income may be different than the calculations used by other entities.
3. Revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy figures are based on the properties owned by Legacy for at least the entire current and prior periods. The Sheraton Suites Calgary Eau Claire, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle are excluded from the comparable hotels since they were not part of the portfolio for the entire current and prior periods. The calculation of operating statistics was modified during the second quarter to conform with the common practice in the lodging industry. Previously, Legacy reported its operating statistics on an "as if owned" basis, whereby all hotels were included for the full current and prior period as if owned for the full periods presented. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Balance Sheets**
**(Stated in thousands of Canadian dollars)**
**(Unaudited)**

| | September 30, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 33,952 | $ 46,224 |
| Accounts receivable | 57,231 | 41,446 |
| Inventory | 7,728 | 6,211 |
| Prepaid expenses | 14,769 | 5,014 |
| | 113,680 | 98,895 |
| Property and equipment | 1,862,232 | 1,745,667 |
| Goodwill | 35,425 | 35,425 |
| Other assets | 19,466 | 28,174 |
| Future income taxes | 4,564 | 1,083 |
| | $ 2,035,367 | $ 1,909,244 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Bank loans (note 4) | $ 64,844 | $ - |
| Accounts payable and accrued liabilities | 80,533 | 67,925 |
| Accrued distributions and dividends | 5,828 | 2,946 |
| Current portion of long-term debt | 159,467 | 157,295 |
| Other | 21,488 | 132 |
| | 332,160 | 228,298 |
| Long-term debt | 654,842 | 587,613 |
| Other liabilities | 26,645 | 22,012 |
| Future income taxes | 39,454 | 38,495 |
| Unitholders' interest | | |
| Units (note 5) | 795,682 | 795,682 |
| Contributed surplus | 49 | 49 |
| Exchangeable shares (note 6) | 126,420 | 126,420 |
| Convertible debentures (note 7) | 146,944 | 145,931 |
| Foreign currency translation adjustments | (21,940) | 2,246 |
| Deficit | (64,889) | (37,502) |
| | 982,266 | 1,032,826 |
| | $ 2,035,367 | $ 1,909,244 |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Operations**
**(Stated in thousands of Canadian dollars except per unit amounts)**
**(Unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| Revenues | | | | |
| Room | $ **123,858** | $ 132,177 | $ **301,684** | $ 312,756 |
| Food and beverage | **54,145** | 51,673 | **155,564** | 147,713 |
| Other | **11,038** | 10,297 | **27,836** | 26,826 |
| | **189,041** | 194,147 | **485,084** | 487,295 |
| Operating expenses | **120,091** | 112,882 | **339,905** | 314,748 |
| Gross operating profit | **68,950** | 81,265 | **145,179** | 172,547 |
| Hotel management fees | **5,285** | 7,486 | **14,762** | 18,102 |
| Property taxes, rent and insurance | **15,472** | 12,554 | **42,606** | 35,919 |
| Operating income from hotel operations before undernoted items | **48,193** | 61,225 | **87,811** | 118,526 |
| Other expenses | | | | |
| Amortization of property and equipment | **12,031** | 8,664 | **34,261** | 25,934 |
| Advisory fees | **2,074** | 1,788 | **6,053** | 5,225 |
| Other | **1,704** | 679 | **3,303** | 1,853 |
| | **15,809** | 11,131 | **43,617** | 33,012 |
| Income before interest expense and income tax expense | **32,384** | 50,094 | **44,194** | 85,514 |
| Interest expense, net | **16,094** | 12,020 | **44,396** | 36,208 |
| Income (loss) before income tax expense | **16,290** | 38,074 | **(202)** | 49,306 |
| Income tax expense/(recovery) | | | | |
| Current | **150** | 150 | **884** | 450 |
| Future | **(1,344)** | 464 | **(1,866)** | 1,399 |
| | **(1,194)** | 614 | **(982)** | 1,849 |
| Net income for the period | $ **17,484** | $ 37,460 | $ **780** | $ 47,457 |
| Basic net income (loss) per unit (note 8) | $ **0.14** | $ 0.40 | $ **(0.09)** | $ 0.47 |
| Diluted net income (loss) per unit (note 8) | $ **0.14** | $ 0.37 | $ **(0.09)** | $ 0.47 |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Deficit**
**(Stated in thousands of Canadian dollars)**
**(Unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Deficit - beginning of period | **$ (79,105)** | $ (43,752) | **$ (37,502)** | $ (19,339) |
| Net income for the period | **17,484** | 37,460 | **780** | 47,457 |
| Distributions in the period | **-** | (12,922) | **(16,533)** | (38,454) |
| Dividends on exchangeable shares | **-** | (1,931) | **(1,942)** | (5,815) |
| Part VI.1 tax on exchangeable share dividends | **-** | (772) | **(777)** | (2,326) |
| Part VI.1 tax deduction | **-** | 695 | **793** | 2,093 |
| Accretion of convertible debenture issuance costs (note 7) | **(338)** | (338) | **(1,013)** | (844) |
| Distributions on convertible debentures (note 7) | **(2,930)** | (2,961) | **(8,695)** | (7,293) |
| Deficit - end of period | **$ (64,889)** | $ (24,521) | **$ (64,889)** | $ (24,521) |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Cash Flows**
**(Stated in thousands of Canadian dollars)**
**(Unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Cash provided by (used in): | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net income for the period | **$ 17,484** | $ 37,460 | **$ 780** | $ 47,457 |
| Items not affecting cash | | | | |
| Amortization of property and equipment | **12,031** | 8,664 | **34,261** | 25,934 |
| Gain on settlement of debentures | **-** | 50 | **-** | (127) |
| Part VI.1 tax | **-** | (772) | **(777)** | (2,326) |
| Future income taxes | **(1,344)** | 464 | **(1,866)** | 1,399 |
| Other | **1,331** | 612 | **2,079** | 1,777 |
| Changes in non-cash working capital (note 9) | **9,847** | 1,924 | **(4,293)** | (9,982) |
| | **39,349** | 48,402 | **30,184** | 64,132 |
| **INVESTING ACTIVITIES** | | | | |
| Acquisitions (note 3) | **(50,013)** | 1,964 | **(50,013)** | (63,036) |
| Land transfer tax refund | **-** | 1,685 | **-** | 1,685 |
| Additions to property and equipment | **(14,326)** | (9,007) | **(46,686)** | (30,107) |
| Proceeds from sale of capital assets | **24** | - | **96** | - |
| Other assets | **(974)** | 113 | **(2,341)** | (26) |
| | **(65,289)** | (5,245) | **(98,944)** | (91,484) |
| **FINANCING ACTIVITIES** | | | | |
| Distributions | **-** | (12,816) | **(16,533)** | (25,532) |
| Dividends on exchangeable shares | **-** | (1,942) | **(1,942)** | (3,884) |
| Convertible debentures distributions | **-** | - | **(5,813)** | - |
| Net proceeds from unit issuance | **-** | 4,797 | **-** | 11,588 |
| Net proceeds from bankers' acceptances | **25,021** | - | **64,844** | - |
| Net proceeds from affiliates (note 10) | **21,356** | - | **21,356** | - |
| Net proceeds from convertible debentures | **-** | - | **-** | 144,750 |
| Repurchase of debentures for cancellation | **-** | (20,050) | **-** | (34,598) |
| Mortgage payments | **(1,775)** | (1,275) | **(5,283)** | (3,748) |
| Other | **(33)** | (33) | **(99)** | (99) |
| | **44,569** | (31,319) | **56,530** | 88,477 |
| Translation adjustments | **575** | - | **(42)** | - |
| Increase (decrease) in cash and cash equivalents balance during the period | **19,204** | 11,838 | **(12,272)** | 61,125 |
| Cash and cash equivalents balance - beginning of period | **14,748** | 63,983 | **46,224** | 14,696 |
| Cash and cash equivalents balance - end of period | **$ 33,952** | $ 75,821 | **$ 33,952** | $ 75,821 |
| SUPPLEMENTAL DISCLOSURE | | | | |
| Income taxes paid | **376** | 1,038 | **2,218** | 6,812 |
| Interest paid | **10,832** | 7,539 | **38,128** | 32,135 |

**Legacy Hotels Real Estate Investment Trust**
**Notes to Interim Consolidated Financial Statements**
**September 30, 2003 and 2002**
**(Stated in thousands of Canadian dollars except per unit amounts)**
**(Unaudited)**

1. Legacy Hotels Real Estate Invetment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

   Results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below:

   **Long-lived assets**

   Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flc

   Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale will be classified as held for sale. The related results of operations for these properties classified as held for sale will be reported in discontinued operations, with restatement of prior years. These recommendations are required for disposals after April 30, 2003, however, Legacy has elected for early adoption. This change had no impact on the financial statements of Legacy.

3. On August 1, 2003, Legacy acquired a leasehold interest in the Olympic Hotel in Seattle, Washington plus related furniture, fixtures and equipment. Following its acquisition, this hotel was renamed The Fairmont Olympic Hotel, Seattle. The hotel was acquired for a purchase price of $138,800 plus $3,611 in closing costs and the assumption of $1,986 in working capital. The purchase was partially satisfied by the assumption of an existing mortgage in the amount of US$44,000, the issuance of a US$20,000 note and the use of a deposit in the amount of US$4,000 made in November 2002 and the balance was paid in cash. The mortgage, secured by a first charge on the leasehold interest, plus the furniture, fixtures and equipment is due July 2006 and bears interest at LIBOR plus a spread. In order to hedge against exposures to increases in interest rates, Legacy has entered into an interest rate swap to fix the rate at 4.00% until June 2004 and 6.20% from July 2004 until maturity. The note is secured by the membership interest in the subsidiary which owns the leasehold interest, is due 18 months from closing and bears interest at 8.5%.

   The purchase price of the acquisition has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price equation, which has not yet been finalized, has been allocated as follows:

| | | |
|---|---|---|
| Working capital | $ | **1,986** |
| Leasehold | | **127,143** |
| Furniture, fixtures and equipment | | **15,268** |
| Mortgage and long-term debt | | **(88,832)** |
| | $ | **55,565** |
| Deposit made in November 2002 | | **(5,552)** |
| | $ | **50,013** |

4. Legacy has two unsecured credit facilities totalling $130,000, comprised of a $30,000 revolving operating credit facility, designed to provide financing for the operations and a $100,000 revolving acquisition credit facility, designed to provide financing for acquisitions and other capital investments. As at September 30, 2003, $5,000 and $60,000 respectively, were drawn on these facilities.

5. At September 30, 2003, 89,360,094 units were outstanding (2002 - 67,847,410).

6. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At September 30, 2003, 14,700,000 (2002 - 14,700,000) exchangeable shares were outstanding.

7. The convertible debentures are classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

8. Net income (loss) per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Net income | $ **17,484** | $ 37,460 | $ **780** | $ 47,457 |
| Part VI.1 tax, net of Part I tax deduction | **-** | (77) | **16** | (233) |
| Accretion of convertible debenture issuance costs | **(338)** | (338) | **(1,013)** | (844) |
| Distributions on convertible debentures | **(2,930)** | (2,961) | **(8,695)** | (7,293) |
| Net income (loss) available to unitholders | **14,216** | 34,084 | **(8,912)** | 39,087 |
| Add: Accretion of convertible debenture issuance costs | **-** | 338 | **-** | - |
| Distributions on convertible debentures | **-** | 2,961 | **-** | - |
| Diluted net income (loss) available to unitholders | $ **14,216** | $ 37,383 | $ **(8,912)** | $ 39,087 |
| Weighted average number of units outstanding (thousands) | **89,360** | 69,726 | **89,360** | 69,157 |
| Weighted average number of exchangeable shares outstanding | **14,700** | 14,700 | **14,700** | 14,700 |
| Basic weighted average number of units | **104,060** | 84,426 | **104,060** | 83,857 |
| Dilutive effect of convertible debentures | **-** | 17,143 | **-** | - |
| Dilutive effect of unit options | **5** | 79 | **7** | 92 |
| Diluted weighted average number of units | **104,065** | 101,648 | **104,067** | 83,949 |

For the three and nine months ended September 30, 2003 and nine months ended September 30, 2002, debentures convertible into 17,142,857 units (2002 - 17,142,857) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

9. Changes in non-cash working capital

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Increase in accounts receivable | $ **(536)** | $ (1,205) | $ **(7,635)** | $ (10,857) |
| (Increase) decrease in materials and supplies | **98** | (73) | **223** | (698) |
| (Increase) decrease in prepaid expenses | **2,363** | 3,684 | **(9,728)** | (11,175) |
| Increase (decrease) in accounts payable and accrued liabilities | **7,922** | (482) | **12,847** | 12,748 |
| | $ **9,847** | $ 1,924 | $ **(4,293)** | $ (9,982) |

10. In August 2003, Legacy entered into a long-term incentive-based management contract for The Fairmont Olympic Hotel, Seattle with FHR. This transaction was recorded at the exchange value, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on this property and others under similar arrangements, FHR has agreed to pay an aggregate amount of US$18,000 over a three year period to Legacy. These amounts have been accounted for as other liabilites and are amortized over the life of the management contracts. The amortization of the deferred revenue will be applied to reduce management fee expense. The current portion of the receivable has been recorded in accounts receivable, while the long-term portion has been recorded as other assets. At September 30, 2003, Legacy has a receivable from FHR of US$13,500 in connection with various management contracts with FHR.

In connection with the acquistion of the Olympic Hotel in Seattle, Legacy and FHR entered into a reciprocal loan agreement for US$19,000. The loans mature in October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of set off and, as such, are presented on a net basis in the financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, Legacy paid an acquisition fee in the amount of US$650 to a subsidiary of FHR. This amount has been included in the costs of the acquisition and capitalized accordingly.

A subsidiary of FHR has a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of US$11,000 at the same rate as the lender. In addition, at September 30, 2003, Legacy has an amount owing to FHR of $21,356, which has been classified as other under current liabilities. This amount matures on July 31, 2004 and bears interest at the bankers' acceptance rate plus 2.75%.

11. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

12. On October 17, 2003, Legacy announced its intention to enter into seven mortgage financings with a major Canadian financial institution for gross proceeds aggregating approximately $335,000. The terms of the mortgages vary from three to ten years. Approximately $312,000 of the mortgage commitments will be used to repay the maturing face amounts of Legacy's Series 2A and 3 debentures and to call for redemption of the Series 1C, 1D and 2B debentures all on December 15, 2003. The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. Based on current interest rates, Legacy expects the call premium to approximate $10,000. The one-time charge associated with the call premium will be fully expensed in the fourth quarter.